

February 21, 2013

Via Email
Mr. Joseph Mezey
Chief Financial Officer
The Graystone Company, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re:** **The Graystone Company, Inc.**
> **Form 8-K filed February 15, 2013**
> **File No. 000-54254**

Dear Mr. Mezey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the year ended December 31, 2011. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

2. We note that the disclosure regarding the opinion issued by Sam Kan & Company indicates that the opinion covered the nine months ended December 31, 2011. However we further note that the opinion filed in your Form 10-K covered the year ended December 31, 2011. Please revise your disclosure accordingly.

3. We note your disclosure regarding the engagement of Goldman Accounting Services, PLLC (Goldman) addresses consultations during the year ended December 31, 2011.

Please revise your Form 8-K to disclose whether there were any consultations with Goldman during the two most recent fiscal years (December 31, 2011 and 2010) and subsequent interim period through the date they were engaged. Refer to Item 304(a)(2) of Regulation S-K.

4.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant